Ex-99

MATERIAL CHANGE REPORT

1.	Reporting Issuer

Tesco Corporation 6204 — 6A Street S.E. Calgary, AB T2H 2B7

2.	Date of Material Change

April 30, 2003

3.	News Release

The News Release reporting the material change and attached as Appendix A was released by Tesco and disseminated to the press by Canada News Wire on January 2, 2003.

4.	Summary of Material Change

The material change is the retirement of the Company’s Chief Financial Officer, which the Company has announced will occur on April 30, 2003.

5.	Full Description of Material Change

See attached.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officers

The following officers of the company are knowledgeable about the material change and the report: Robert M. Tessari and Martin Hall. They may be contacted at (403) 233-0757.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this Material Change Report.

/s/ Martin Hall

Martin Hall
Chief Financial Officer
Tesco Corporation

Dated this 9th day of January, 2003.